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                                                                    EXHIBIT 2(q)


                              MANAGEMENT AGREEMENT
                              --------------------

ARTICLE NO.       DESCRIPTION OF ARTICLE                             PAGE NO.
-----------       ----------------------                             --------
    1.            Appointment and Term                                   1
    2.            Hotel Operation                                        2
    3.            Annual Plan                                            3
    4.            Hotel Accounts; Maintenance of Minimum Balance         5
    5.            Books and Records                                      5
    6.            Management Fees and Expenses                           7
    7.            Disbursements                                          9
    8.            Insurance                                              10
    9.            Indemnities                                            12
    10.           Condemnation                                           13
    11.           Casualty                                               13
    12.           Termination for Cause                                  13
    13.           Termination Fee                                        14
    14.           Definitions                                            14
    15.           General Provisions                                     19

SCHEDULE          DESCRIPTION OF SCHEDULE
--------          -----------------------
    I             Terms of Agreement
    II            Management Services Included in Base Management Fee
    III           Sample Statement of Profit and Loss

                              MANAGEMENT AGREEMENT

      THIS MANAGEMENT AGREEMENT (this "Agreement") is made on the date specified on Schedule I, by and between Owner identified on Schedule I and PRIME HOSPITALITY CORP., having offices at 700 Route 46 East, Fairfield, New Jersey 07004 (hereinafter referred to as "Manager").

                                    PREAMBLE

      Owner is the owner of the Hotel described on Schedule I. Owner and Manager have entered into this Management Agreement to provide for the management and operation of the Hotel. Definitions for the capitalized words contained throughout the Management Agreement are found in Article 14.

      1. APPOINTMENT AND TERM.

            1.01 APPOINTMENT. Owner hereby appoints Manager as manager of the Hotel with the exclusive right to direct, supervise, manage and operate the Hotel, subject to Owner's obligations under New Jersey law as holder of a plenary retail consumption license with respect to the sale and consumption of alcoholic beverages (the "Alcohol Beverage License"). Owner acknowledges its obligations as holder of the Alcoholic Beverage License pursuant to the rules and regulations of the New Jersey Division of Alcoholic Beverage Commission. Owner will not employ any other manager to manage the Hotel during the periods Manager is to manage the Hotel pursuant to the terms of this Agreement.

            1.02 OPERATING TERM. The initial operating term of this Agreement will commence at 12:01 A.M. on the date identified on Schedule I (the "Commencement Date") and terminate at 11:59 on the expiration date identified on
Schedule I (the "Expiration Date").

            1.03 MANAGEMENT PROCEDURES. Manager will consult with Members of Owner on a periodic and regular basis with respect to the management of the Hotel. Manager on behalf of Owner may take all actions it deems appropriate for the operation of the Hotel. For purposes of communications between Manager and Owner, Owner's authorized representatives will be those individuals identified in writing by Owner.

            1.04 DEALINGS WITH AFFILIATES. Manager may purchase products or services from affiliates of Manager provided that all such transactions and dealings shall be arms length and on commercially reasonable terms.

      2. HOTEL OPERATIONS.

            2.01 HOTEL MANAGEMENT SERVICES.

                  A. Manager will manage the Hotel in accordance with standards and policies appropriate for the operation of comparable facilities, including the standards and policies of the franchisor, if any, and with respect to operations subject to the Alcoholic Beverage License in accordance with the rule and regulations of the New Jersey Division of Alcoholic Beverage Control. Manager will perform the activities contained on Schedule II, but only to the extent that sufficient funds are available to Manager to perform those activities.

                  B. Manager's services do not include design and purchasing services for new construction or renovations of the public areas or of three or more guest rooms ("Major Construction"). At Owner's request, Manager will provide design and purchasing services for Major Construction for a fee as set forth on Schedule I.

            2.02 EMPLOYEES.

                  A. Manager will select a general manager and the department heads for the Hotel and all personnel which Manager determines to be necessary for the operation of the Hotel (collectively "Employees"). All Employees will be employed at Owner's cost and expense, but will be employees of Manager, provided that the Owner shall have the right to direct the actions of and terminate, if required, the employment of any Employee engaged directly or indirectly in the operation of the Owner's alcohol beverage service to the fullest extent required by the rules and regulations of the New Jersey Division of Alcoholic Beverage Control..

                  B. Subject to Owner's obligations as holder of the Alcoholic Beverage License, all decisions with regard to the terms of employment of Employees not engaged wholly or in part in the service of alcoholic beverages , including but not limited to compensation, bonuses, fringe benefits, discharge and replacement of all Employees, will be made and implemented directly by Manager or through the general manager, department heads or any of their designees under the supervision of Manager.

                  C. All decisions with regard to the terms of employment of Employees engaged wholly or in part in the service of alcoholic beverages , including but not limited to compensation, bonuses, fringe benefits, discharge and replacement of all Employees, will be made by Owner through the general manager, department heads or any of their designees.

                  D. Manager will enroll the Employees in Manager's employee benefits program (the "Benefits Program"). Manager will administer the Benefits Program in the same manner that it administers the Benefits Program at other hotels it operates. The Hotel will be charged as an Operating Expense the cost of such Benefits Program under the same formula used to calculate the cost charged to other hotels Manager operates.

                  E. Manager will assist Owner in responding to organizational efforts by unions and in negotiating and implementing union agreements. With respect to Manager's employees, Manager will control the terms of any union contract and will not be required to take actions which will unreasonably increase Manager's liabilities pursuant to the union contract. Upon termination of this Agreement, Owner will assume Manager's obligations under the union contact with respect to any employees hired by Owner at that time.

            2.03 CAPITAL REPLACEMENTS.

                  A. An independent and segregated replacement reserve account will be created in the name of Owner (the "Capital Replacement Reserve Account.") The Capital Replacement Reserve Account will be funded by transferring on the tenth (10th) of each month a sum equal to the percentage identified on Schedule I of the Gross Revenue of the preceding month. All funds will be held in an interest bearing account.

                  B. Proceeds (insurance or otherwise) received in reimbursement for expenditures previously charged to the Capital Replacement Reserve Account for Capital Replacements and all proceeds from the sale of any capital items determined by Manager to no longer be needed or appropriate for the operation of the Hotel or to be replaced, will be added to the Capital Replacement Reserve Account.

                  C. Manager will administer the Capital Replacement Reserve Account on behalf of Owner. The proceeds of the Capital Replacement Reserve Account will be applied to Capital Replacements in accordance with the Annual Plan or with Owner's approval.

      3. ANNUAL PLAN.

            3.01 PREPARATION AND SUBMISSION. Owner and Manager acknowledge that the budgeting process is a critical factor to the successful operation of the Hotel and also a key communication link between the parties. Following the Commencement Date, Manager will submit to Owner, for its approval, an operating budget for the initial Operating Year. For purposes of this Article 3, the operating budget for the initial Operating Year will be deemed the annual plan for that year. Thereafter, Manager will submit to Owner, for its approval, not later than thirty (30) days before the beginning of each Operating Year the proposed annual plan for the Hotel (the "Annual Plan") comprised of the following:

                  (a) a statement of the estimated income and expenses for the Operating Year, including assumptions as to payroll costs, room rates and occupancies, which will reflect the estimated results of the operation during each month of the Operating Year;

                  (b) either as part of the statement of the estimated income and expenses referred to in the preceding clause (a), or separately, budgets covering proposed expenditures for the coming Operating Year for (i) Capital Replacements and (ii) Operating Equipment;

                  (c) a marketing plan.

            Owner acknowledges that Manager's budgets and forecasts are management tools to be used solely for internal management purposes and do not represent performance standards or warranties of performance by Manager. In preparing all budgets and forecasts and the estimated profit and loss statements comprising the Annual Plan, Manager will base its estimates upon the most recent and reliable information available taking into account the location of the Hotel and Manager's experience in Hotel operations. Manager expressly disclaims any warranty of or representations as to results of operations of the Hotel.

            3.02 OWNER'S APPROVAL. Owner will review the Annual Plan within fifteen (15) days after receiving the Plan. Within fifteen (15) days after Owner completes its review, Owner and Manager will meet to discuss Owner's comments and to review Manager's financial and operational analysis. If an agreement is not reached by the first day of the Operating Year, the Annual Plan will be based on actual results of the previous Operating Year.

            3.03 COMPLIANCE WITH ANNUAL PLAN. Manager will use reasonable efforts to comply with the Annual Plan and will not incur any material additional expense or change materially the manner of operation of the Hotel without the written approval of Owner.

            3.04 AGREEMENT LIMITATION. Manager will not enter into any commitment on behalf of Owner requiring payments of amounts in excess of the amount set forth on Schedule I or requiring performance over a time period in excess of the period set forth on Schedule I without the written approval of Owner.

            3.05 EMERGENCIES. The limitations of Sections 3.03 and 3.04 do not apply to emergency repairs or emergency actions. For the purposes of this
Section 3.05, an emergency means an unforeseen circumstance that in the opinion of Manager requires immediate action which cannot be delayed in order to minimize injury to the Hotel or injury to any person or property.

      4. HOTEL ACCOUNTS; MAINTENANCE OF MINIMUM BALANCE.

            4.01 HOTEL BANK ACCOUNTS. All funds received in the operation of the Hotel, including the proceeds from credit cards and direct-bill clients, will be deposited into one or more special accounts bearing the name of the Hotel (the "Hotel Accounts") or the Capital Replacement Reserve Account, as appropriate, in the banks selected by Manager. Manager will control all Hotel accounts to ensure the orderly receipt, disbursement, and accounting of funds. Manager will have no liability for any loss to Owner as a result of any bank insolvency or failure or as a result of any negligence or misconduct of the Bank or its employees. The Owner's funds will not be co-mingled with funds of the Manager or funds of other hotels managed by Manager, except that all of the Hotel's disbursements may be made out of Manager's common corporate disbursement account along with disbursements for other hotels. To the extent practicable, all funds will be held in an interest bearing account.

            4.02 MINIMUM BALANCE. Upon establishment of the Hotel Accounts and at Manager's direction, Owner will deliver to Manager for deposit in the Hotel Accounts the sum set forth on Schedule I (the "Minimum Balance") and will advance additional funds from time to time at Manager's request to maintain the Minimum Balance. Owner will at all times provide Manager with funds sufficient to manage and operate the Hotel in accordance with the terms of this Agreement and all such funding will be the sole responsibility of the Owner. Manager will have no responsibility to make any payment if funds are not available or if in Manager's discretion, such payment would result in an insufficient balance.

      5. BOOKS AND RECORDS.

            5.01 MAINTENANCE OF BOOKS AND RECORDS.. Manager will keep complete and adequate books of account and such other records as are necessary to reflect the results of the operation of the Hotel on a calendar year basis. Manager will keep the books and records for the Hotel in all material respects in accordance with the Uniform System of Accounts, on an accrual basis, in accordance with generally accepted accounting principles consistently applied.

            5.02 LOCATION; EXAMINATION AND INSPECTION. All personnel records shall be the property of Manager and shall not be available to the Owner. All software and the data with respect to the operation and accounts of the Hotel on such software shall be the property of Manager and Owner shall not be entitled to copies of such software, provided, Owner shall be entitled to receive printed extracts of such data. Except as set forth above, the books of account and all other records relating to or reflecting the operation of the Hotel will be the property of Owner and will be kept at the Hotel or at Manager's home office. All books and records will be available to Owner and its representatives upon reasonable request for examination, inspection and transcription.

            5.03 OWNER TO RECEIVE ALL BOOKS AND RECORDS UPON TERMINATION. Upon any termination of this Agreement, all original books and records of all books and records not kept at the Hotels, will be turned over to Owner forthwith so as to ensure the orderly continuance of the operation of the Hotel, provided, however, Manager will at its expense be entitled to retain copies of all books and records wherever located.

            5.04 REPORTS TO OWNER.

                  A. Manager will deliver not later than the twentieth (20th) day of the month, a detailed (i) profit and loss statement showing the results of operation of the Hotel for the prior month and the year to date, with a comparison to the budgets contained in the then current Annual Plan; (ii) market segmentation report; and (iii) accounts receivable aging report as of the end of the previous month.

                  B. Within ninety (90) days after the end of each Operating Year, Manager will deliver a balance sheet and a profit and loss statement certified by an officer of the Manager. Costs of a certified audit or any other reports by an independent certified public accountant, if and when requested by Owner, will be an Operating Expense borne by Owner and will be directed as to scope and content by Manager.

                  C. At Owner's request, Manager will further deliver financial reports required by third parties. All costs in producing these reports, will constitute an Operating Expense to be borne by Owner.

            5.05 FINAL ACCOUNTING. Upon termination of this Agreement, for any reason, Manager will promptly deliver to Owner, but will be permitted to retain a copy of, the following:

                  (a) a final accounting, reflecting the balance of income and expenses of the Hotel as of the date of termination;

                  (b) any balance or moneys in the Hotel Accounts, or elsewhere, held by Manager with respect to the Hotel (after payment or reservation with respect to all committed obligations); and

                  (c) all books and records of the Hotel (including those stored on computerized software), and all contracts, bookings, reservations, leases, receipts for deposits, unpaid bills and other records, papers or documents which pertain to the Hotel, and duplicate copies of personnel records of employees employed directly by Owner (provided Manager will not be required to turn over computer software, but will provide all printouts from the software related to the Hotel).

            5.06 FORM OF REPORTS. All reports will be in Manager's customary detail and form for managed properties in accordance with the standard profit and loss statement currently used by Manager.

      6. MANAGEMENT FEES AND EXPENSES.

            6.01 MANAGEMENT FEES. Owner will pay to Manager a base management fee (the "Base Management Fee"), together with any sales and use taxes. The Base Management Fee will be equal to the percentage of Gross Revenues set forth on
Schedule I with respect to each separate, full or partial month during the term of this Agreement. The Base Management Fee will be payable no later than the tenth (10th) day of the month immediately succeeding the month for which the Base Management Fee is earned.

            6.02 ACCOUNTING SERVICES FEE. Manager will charge an accounting services fee as set forth on Schedule I.

            6.03 REIMBURSEMENT OF COSTS AND EXPENSES. Manager shall not be reimbursed for any portion of its overhead, provided that Owner will reimburse Manager for all costs and expenses incurred by Manager for Owner's account in the ordinary course of business under the terms and provisions of this Agreement and will include, but not be limited to the following:

                  (a) the salaries and wages, including costs of payroll taxes, bonuses, retirement plan contributions, fringe benefits, and related payroll items incurred with respect to Manager's employees assigned to the Hotel;

                  (b) Expenses for shared services and purchases (equitably allocated to each hotel benefiting from the shared services or purchases in a manner consistent with Manager's allocation policy uniformly applied to all managed hotels;)

                  (c) All taxes, including sales and use taxes and similar assessments levied against all fees and reimbursements payable by Owner to Manager or Manager's affiliates under this Agreement.

            6.04 REBATES AND DISCOUNTS. Because of its purchasing power derived through its operations of its proprietary hotels, its management of hotels, and its franchising of hotels, Manager may from time to time negotiate rebates and discounts from the vendors of certain products and services comprising Manager's vendor network. Manager will be entitled to retain such rebates and discounts. Any discounts and rebates from local vendors not comprising Manager's vendor network but serving the Hotel shall be credited to the Hotel.

            6.05 SUBORDINATION OF THE BASE MANAGEMENT FEE. Manager agrees to subordinate this Agreement to the First Mortgage, provided such subordination is on commercially reasonable terms and provided further that the subordination shall not cause the Manager to be responsible for the payment of or suffer any loss with respect to any costs of the operation of the Hotel.

      7. DISBURSEMENTS.

            7.01 PRIORITY OF PAYMENTS. All Gross Revenues will be deposited in the Hotel Accounts as and when received. Manager is authorized to and will disburse on a current basis, on behalf of Owner, funds from the Hotel Accounts (to the extent available) in the following order of priority:

                  (a) Payment of payroll and payroll taxes and other employment costs identified in Section 6.03(a), including any sales and use taxes imposed on such costs;

                  (b) Payment of all remaining sales and use taxes, including sales and use taxes on fees and reimbursements to Manager;

                  (c)   Payment to Manager of all other amounts due under
                        Article 6 ;

                  (d) Payment of any Operating Expenses (i) payable to Manager, or (ii) with respect to which Manager has pledged its credit;

                  (e)   Payment of all other Operating Expenses;

                  (f)   Transfers pursuant to Section 2.03;

                  (g) Payment (as allocated by Owner to the extent of available cash) of real estate and personal property taxes, debt service on the First Mortgage, rents and other sums due under the Ground Lease and Fixed Charges (not otherwise provided for in this schedule of priorities;

                  (h) Other Cash Flow Expenditures (not otherwise provided for in this schedule of priorities);

                  (i)   Payment of the balance to Owner.

            Manager may reserve funds in the Hotel Accounts each month (i) for any of the above items that are not paid on a monthly basis for a period of up to twelve (12) months in advance and (ii) for cash deficiencies anticipated to occur at the Hotel during the ninety (90) day period following any monthly disbursement date.

            7.02 REMITTANCES TO OWNER. Concurrently with delivery of the monthly statements required pursuant to Section 5.04A., Manager, upon Owner's request, will remit to Owner all sums in the Hotel Accounts (except the Capital Replacement Reserve Account) in excess of the Minimum Balance plus reserve funds.

      8. INSURANCE.

            8.01 MAINTENANCE OF INSURANCE. Owner will maintain at Owner's cost and expense all risk property insurance and boiler and machinery valued at replacement cost and endorsed for business interruption coverage inclusive of ordinary payroll for a period of 12 months. The Owner will use any claim related insurance recovery to respectively repair/replace any damaged Hotel property or as contribution to Gross Revenue.

            Manager will maintain with respect to Manager's operations at Owner's cost and expense:

            (a) commercial general liability, including but not limited to products, contractual, personal/advertising injury and liquor liability with a limit of $10,000,000;

            (b) comprehensive auto liability including non-owned and rental vehicles with a limit of $5,000,000;

            (c) workers' compensation & employers' liability with a limit of $100,000; and

            (d) fidelity (crime) with limit sufficient to cover operational exposures.

            8.02 OWNER METHODS OF OBTAINING INSURANCE. At its option, Owner may procure and obtain the property insurance by (i) undertaking of the insurance directly in its own name and behalf or (ii) agreeing to coverage under Manager's blanket policy in accordance with Manager's proposal at a price proposed by the Manager. Manager's price shall not include any profit markup.

            8.03 PARTIES INSURED, AMOUNT OF COVERAGE, ETC. All insurance policies in article 8.01 will be endorsed to provide:

                  (a) property insurance - Manager as named insured as respects their interests in the business interruption portion of coverage with claim settlement rights and insurer's waiver of subrogation against Manager;

                  (b) property insurance - policy will have coverage for demolition and increased cost of construction off premises utility interruption , debris removal, and flood and earthquake. Deductibles will be reasonably agreed to from time to time by Owner and Manager. Hotel will absorb insurance policy deductible for each loss. The deductible will be allocated between property damage and business interruption in proportion to the total loss;

                  (c) a requirement that all insurers will provide at least thirty (30) days notice of cancellation or material change in the terms and provisions of the policies.

                  (d) general and automobile liability insurance - Owner as additional insured as regards the Manager's liability arising from the management of the Hotel;

                  (e) coverage and deductibles as will be reasonably agreed to from time to time by Manager and Owner;

                  (f) a requirement that all insurers will provide at least thirty (30) days notice of cancellation or material change in the terms and provisions of the policies; and

                  (g)   all carriers should have a minimum rating of "A 8."

            8.04 EVIDENCE OF INSURANCE. At least thirty (30) days prior to the expiration date of all insurance policies, the party maintaining the insurance will provide the other party evidence of insurance in the form of certificates of insurance evidencing renewal and coverage for the above endorsements.

            8.05 LIMITATION ON SCOPE OF SERVICES. Manager is not advising the Owner as to insurance coverage and Owner will seek independent advice. Manager is not responsible for the solvency of any insurance carrier. Owner acknowledges that Manager's insurance set forth in Section 8.01 insures Owner with respect to Manager's negligence in connection with the operation of the Hotel and not with respect to Owner's negligence. Owner may wish to consider separate coverage for Owner's negligence.

      9. INDEMNITIES.

            9.01 INDEMNIFICATION TO MANAGER. To the fullest extent permitted by law, the Owner will defend, indemnify and hold Manager harmless from and against all actions, suits, penalties, claims, damages, losses and expenses, including but not limited to attorney's fees, arising out of or resulting from Manager's performance of this Agreement provided that any such claim, damage, loss or expense is not attributable to Manager's breach of this Agreement, gross negligence, willful misconduct, failure to act in good faith or action beyond the authority granted to the Manager by this Agreement.

            9.02 INDEMNIFICATION TO OWNER. To the fullest extent permitted by law, the Manager will defend, indemnify and hold Owner harmless from and against all actions, suits, penalties, claims, damages, losses and expenses, including but not limited to attorney's fees, arising out of or resulting from Manager's breach of this Agreement, gross negligence, willful misconduct, failure to act in good faith or action beyond the authority granted to the Manager by this Agreement. Notwithstanding the above, Manager shall not be responsible for any liabilities, costs and expenses resulting from (i) isolated acts of Hotel employees unless those acts are directly attributable to Manager's substantial deviation from Manager's standard operating procedures, and (ii) errors in judgment made in good faith unless such errors are repeated after notice and result in liabilities not normally incurred in the ordinary course of a hotel business.

            9.03 INDEMNIFIED PARTIES. The parties indemnified contained in this
Article 9 will run to the benefit of both Manager and Owner, and the directors, officers, subsidiaries, assigns, agents and employees of Manager and Owner and affiliates.

            9.04 CERTAIN CLAIMS TO BE OPERATING EXPENSES. All costs and expenses including attorney's fees arising out of (i) claims of negligence against Hotel Employees or (ii) any proceeding before any state or federal employment commission, wages and hours commission, and union grievance committee, or any similar proceeding will be deemed an Operating Expense.

      10. CONDEMNATION.

            10.01 FULL TAKING. If (i) the entire hotel is condemned, or (ii) only a portion is condemned but it is unreasonable to or Owner elects not to continue operating the remainder of the Hotel, this Agreement will terminate on the date when the ownership of the Hotel or condemned portion is transferred to the condemning authority. For purposes of this Article 10, a "condemnation" is any exercise of the power of eminent domain by any governmental authority, including a voluntary conveyance in lieu of judicial proceedings.

            10.02 PARTIAL TAKING. Upon any condemnation not covered by Section 10.01, unless Owner elects to terminate this Agreement as a result of its election not to restore the building and continue the operation of a hotel, Owner will promptly repair the Hotel and restore it to operating condition.

      11. CASUALTY.

            11.01 DAMAGE BY FIRE AND OTHER CAUSES. If all or any part of the Hotel is damaged or destroyed by fire or other casualty, unless Owner elects to terminate this Agreement as a result of its election not to restore the building and continue the operation of a hotel, Owner promptly will repair the Hotel and restore it to operating condition.

      12. TERMINATION FOR CAUSE.

            12.01 TERMINATION BY MANAGER. Manager may terminate this Agreement upon the occurrence of any of the following:

                  (a) Owner defaults in its performance of any obligation of the Agreement and (i) fails to cure the default within thirty (30) days after written notice or (ii) if the default is susceptible to cure but cannot be cured in thirty (30) days, then fails to commence within thirty
                        (30) days and to diligently pursue the cure.

                  (b) Manager notifies Owner that it has insufficient funds to repair or correct any condition at the Hotel which is in violation of any Legal Requirement or insurance requirement or presents a threat to life safety and Owner fails to provide sufficient funds to repair or correct the condition within seven days of the notice.

            12.02 TERMINATION BY OWNER. Owner may terminate this Agreement if Manager defaults in its performance of any term of the Agreement and (i) fails to cure the default within thirty (30) days after written notice, or (ii) if the default is susceptible to cure but cannot be cured in thirty (30) days, then fails to commence within such thirty (30) days and to diligently pursue the cure. In addition, Owner may terminate this Agreement if the Members of the Owner are deadlocked and the interest of Prime-Meadowlands, L.L.C. in the Owner is purchased pursuant to Article XIV of the Operating Agreement between Prime-Meadowlands, L.L.C. and AFP Eighteen Corp. dated December 19, 2002.

            12.03 REMEDIES RESERVED. Termination of this Agreement will not constitute the exclusive remedy of either Manager or Owner. Both Manager and Owner will retain all other remedies provided for in this Agreement and by law.

      13. TERMINATION FEE.

            13.01 TERMINATION FEE. Owner may terminate this Agreement at any time by giving Manager sufficient notice to comply with all applicable laws, including laws governing notification to employees (but not less than thirty
(30) days notice in any event) including with its notice payment of the termination fee (the "Termination Fee") set forth on Schedule I, together with the balance due of any and all amounts due Manager, including the Base Fee earned through the date of termination. Notwithstanding anything herein to the contrary, (i) a termination under Sections 10.01, 10.02 (provided that Owner elects not to restore the building and continue the operation of a hotel), and
11.01 (provided that Owner elects not to restore the building and continue the operation of a hotel), (ii) or a termination in connection with a sale of the Hotel in an arms length transaction, (iii) or a termination as a result of a default by Manager under Section 12.02, (iv) or a termination pursuant to the second sentence of Section 12.02 shall be without the payment of a Termination Fee.

            13.02 ADDITIONAL CONSIDERATION. Owner acknowledges that Manager will suffer damage and be entitled to compensation if as a result of Owner's breach of this Agreement, this Agreement terminates or Manager is otherwise unable to continue managing the Hotel. Accordingly, Owner, as additional consideration, agrees to pay to Manager at the termination of this Agreement upon Owner's breach the amounts set forth in Section 13.01, together with amounts sufficient to indemnify Manager against liability arising under any law governing notification to employees.

      14. DEFINITIONS.

            14.01 "ACCOUNTING SERVICES FEE" has the meaning contained in Section 6.02.

            14.02 "ANNUAL PLAN" has the meaning contained in Section 3.01.

            14.03 "BASE MANAGEMENT FEE" has the meaning contained in Section
6.01.

            14.04 "BASE YEAR" means the twelve full calendar months preceding the Commencement Date.

            14.05 "CAPITAL REPLACEMENT RESERVE ACCOUNT" has the meaning contained in Section 2.03A.

            14.06 "CAPITAL REPLACEMENTS" means the furnishings and equipment and other items, the cost of which for accounting purposes may not be expensed but must be capitalized over a useful life of greater than one year according to generally acceptable accounting principles.

            14.07 "COMMENCEMENT DATE" means the date contained on Schedule I.

            14.08 "EMPLOYEES" has the meaning contained in Section 2.02.

            14.09 "EXCLUDED REVENUES" means (i) any gratuity or sales charges added to a customer's bill, which are payable to Hotel employees, (ii) sales taxes, excise taxes, gross receipt taxes, admission taxes, entertainment taxes, tourist taxes or other similar taxes, (iii) proceeds from the sale or refinancing of the Hotel, (iv) abatement of taxes and refunds, and (v) proceeds of insurance, except business interruption insurance.

            14.10 "EXPIRATION DATE" has the meaning contained in Section 1.02.

            14.11 "FIRST MORTGAGE" means the mortgage described on Schedule I.

            14.12 "FIXED CHARGES" means any and all amounts paid or expenses incurred in connection with the following:

                  (a) Rental and other charges imposed under any lease for the use, possession or operation of the Hotel, including Fixed Expense Leases;

                  (b) Taxes (other than income and payroll taxes), including, without limitation, real and personal property taxes, business and occupation taxes, and utility taxes such as sewer taxes;

                  (c) Insurance (other than employee benefit insurance such as workers' compensation insurance and health or life insurance);

                  (d)   Transfers to the Capital Replacement Reserve Account.

            14.13 "FIXED EXPENSE LEASE" means any lease of real property and of furnishings and equipment, which if not leased would be purchased and capitalized as fixed assets.

            14.14 "FRANCHISE COSTS" means expenditures for compliance with the requirements of the Franchisor of the Hotel, including without limitation payment of royalties, marketing contributions, and reservation system fees, but excluding the cost of compliance with Franchisor's operating standards requiring Capital Replacements.

            14.15 "FRANCHISOR" means the hotel franchise company licensing the use of the Hotel name, if any.

            14.16 "FURNISHINGS AND EQUIPMENT" means all furniture, furnishings, equipment, fixtures, apparatus and other personal property used in, or held in storage for use in (or if the context so dictates, required in connection with), the operation of the Hotel, other than Operating Equipment and Operating Supplies.

            14.17 "GROSS REVENUES" means all revenues of the Hotel and all its uses of every nature and kind regardless of source, excluding Excluded Revenues. By way of illustration but not limitation, Gross Revenues will include:

                  (a) The amount received as payment for the use and occupancy of all guest rental units;

                  (b) The amount received as payment for the use and occupancy of all meeting rooms, banquet function rooms, and public areas;

                  (c) All revenues derived from the sale of food and other edibles in restaurants, lounges, meeting rooms, banquets, guest rooms and any other location at the Hotel;

                  (d) All revenues derived from the sale of liquor, beverages, and other potables in restaurants, lounges, meeting rooms, banquets, guest rooms, and any other location at the Hotel;

                  (e) All revenues derived from the use of telephone in guest rooms or in public areas;

                  (f) All revenues derived from leases, subleases, concessions, vending, valet services, swimming pool memberships, banquet extras, movies or income of a similar or related nature; and

                  (g)   Proceeds of business interruption insurance.

            14.18 "GROUND LEASE" means the lease described on Schedule I.

            14.19 "HOTEL" means the hotel described on Schedule I.

            14.20 "HOTEL ACCOUNT(S)" has the meaning contained in Section 4.01.

            14.21 "HOUSE PROFIT" OR "GROSS OPERATING PROFIT" means Gross Revenues less Operating Expenses.

            14.22 "LEGAL REQUIREMENTS" means all laws, statutes, ordinances, orders, rules, regulations, permits, licenses, authorizations, directions and requirements of all governments and governmental authorities, which now or hereafter may be applicable to the Hotel and its operation.

            14.23 "MANAGER" means Prime Hospitality Corp., or its successor.

            14.24 "MINIMUM BALANCE" has the meaning contained in Section 4.02.

            14.25 "NET OPERATING INCOME" means House Profit less the Base Management Fee, the Fixed Charges and Other Cash Flow Expenditures.

            14.26 "OPERATING EQUIPMENT" means all china, glassware, linens, silverware and uniforms used in, or held in storage for use in (or if the context so dictates, required in connection with), the operation of the Hotel.

            14.27 "OPERATING EXPENSES" means any and all amounts paid or expenses incurred in connection with the operation of the Hotel, as determined in accordance with the Uniform System of Accounts for Hotels, in accordance with generally accepted accounting principles consistently applied, but excluding the Base Management Fee, Accounting Services Fee, expenses paid from Excluded Revenues, Fixed Charges, Other Cash Flow Expenditures and non-cash items such as depreciation. By way of illustration but not limitation, Operating Expenses include:

                  (a) Salaries, wages, payroll taxes, bonuses and employee benefits, including sales and use taxes imposed thereon, and payroll processing fees.

                  (b)   Legal, accounting and other professional fees.

                  (c)   Fees for licenses and permits.

                  (d)   Costs of Operating Supplies.

                  (e)   Costs of Operating Equipment.

                  (f)   Rentals under Operating Leases.

                  (g)   Franchise Costs.

                  (h) Expenses allocated by Manager in the ordinary course as department expenses not otherwise itemized above directly related to rooms, food, beverage, telephone, and other segregated outlets.

                  (i) Expenses not allocated by Manager to a specific department in the ordinary course and not otherwise itemized above including administrative and general; advertising, sales and promotion; heat, light and power; and repairs and maintenance (but not of Capital Replacements).

            14.28 "OPERATING LEASE" means leases of personal property, which are not Fixed Expense Leases.

            14.29 "OPERATING SUPPLIES" means consumable items used in or held in storage for use in (or if the context so dictates, required in connection with), the operation of the Hotel, including but not limited to food and beverages, fuel, soap, cleaning material, matches, stationery and other similar items.

            14.30 "OPERATING YEAR" means each twelve month period commencing on the first day of January (except for the first year, which will commence on the Commencement Date), and ending on the subsequent December 31 (except for the last year which will end on the date of termination, whether by expiration of the term of the Agreement or otherwise).

            14.31 "OTHER CASH FLOW EXPENDITURES" means any and all expenses incurred in connection with the following:

                  (a) Interest, principal, and other payments on any debt or other obligation for borrowed money, including debt service on any mortgage debt and rents and other charges of Fixed Expense Leases; and

                  (b) Payments and distributions to Owner, excepting the distribution required pursuant to Section 7.01(j).

            14.32 "OWNER" means the entity identified on Schedule I or its successors.

            14.33 "TERMINATION FEE" has the meaning contained in Section 13.01.

            14.34 "UNIFORM SYSTEM OF ACCOUNTS" means the Uniform System of Accounts for Hotels (Eighth Revised Edition, 1986) as revised from time to time; but not any subsequent revisions unless approved by both Owner and Manager in writing.

      15. GENERAL PROVISIONS.

            15.01 ESTOPPEL CERTIFICATES. Owner and Manager each, upon at least ten (10) days' notice, will execute and deliver to the other, and to any third party having, or about to have a bona fide interest in the Hotel, a written certificate stating that this Agreement is unmodified and in full force and effect, or if not, stating the details of any modification, and stating that as modified it is in full force and effect, the date to which payments have been paid, and whether there is any existing default on the part of the other.

            15.02 NO PARTNERSHIP OR JOINT VENTURE. Nothing contained in this Agreement will be construed to be or create a partnership or joint venture between Owner, any affiliate of Owner, its successors or assigns, on the one part, and Manager, any affiliate of Manager, its successors and assigns, on the other part.

            15.03 MODIFICATIONS AND CHARGES. This Agreement cannot be changed or modified except by another agreement in writing signed by the party sought to be charged therewith, or by its duly authorized agent.

            15.04 UNDERSTANDINGS AND AGREEMENTS. This Agreement constitutes all of the understandings and agreements of whatsoever nature or kind existing between the parties with respect to Manager's management of the Hotel.

            15.05 HEADINGS. The article and Section headings contained herein are for convenience or reference only and are not intended to define, limit or describe the scope or intent of any provisions of this Agreement.

            15.06 SURVIVAL OF COVENANTS. Any covenant, term or provision of this Agreement which, in order to be effective, must survive the termination of this Agreement, will survive any such termination.

            15.07 THIRD PARTIES. None of the obligations of this Agreement of either party will run to or be enforceable by any party other than the party to this Agreement or its assignee pursuant to the terms of this Agreement. Owner is expressly authorized to assign its rights under this Agreement to any mortgagee of the Hotel.

            15.08 WAIVERS. No failure by Manager or Owner to insist upon the strict performance of any covenant, agreement, term or condition of this Agreement, or to exercise any right or remedy consequent upon the breach of this Agreement will constitute a waiver of any breach or any subsequent breach of the covenant, agreement, term or conditions. No covenant, agreement, term or condition of this Agreement and no breach of this Agreement will be waived, altered or modified, except by written instrument. No waiver of any breach will affect or alter this Agreement, but each and every covenant, agreement, term and condition of this Agreement will continue in full force and effect with respect to any other then existing or subsequent breach.

            15.09 APPLICABLE LAW. This Agreement will be construed and interpreted by, and be governed by, the laws of the State of New Jersey. Owner agrees that the federal and state courts of the State of New Jersey shall have exclusive jurisdiction over any proceeding arising out of or with respect to this Agreement and further consents to the jurisdiction of such federal and state courts of the State of New Jersey and to the removal of any such proceeding brought in any other jurisdiction.

            15.10 NOTICES. Except as otherwise provided in this Agreement, all notices required or permitted to be given hereunder, or which are to be given with respect to this Agreement, will be in writing sent by registered or certified mail, postage prepaid, return receipt requested, addressed to the party to be so notified as set forth on Schedule I. Any notice will be deemed delivered when received or receipt rejected. Notices may also be delivered by hand, or by special courier, if, in either case, receipt is acknowledged by the addressee. Any notice delivered by hand, or by special courier, will be deemed delivered when received. Either party may at any time change the addresses for notices by written notice to the other party.

            15.11 BINDING EFFECT. This Agreement will be binding upon and will inure to the benefit of the successors in interest and the assigns of the parties hereto, provided that no assignment, transfer, sale, pledge, encumbrance, mortgage, lease or sublease by or through Manager or by or through Owner, as the case may be, in violation of the provisions of this Agreement, will vest any rights relative to this Agreement in the assignee, transferee, purchaser, secured party, mortgagee, pledgee, lessee, sublessee or occupant, or will diminish, reduce or release the obligations of the parties hereto.

            15.12 CONFIDENTIALITY. Manager and Owner agree that the contents of this Agreement will not be disclosed to any other individual or entity (except as directed by law or judicial order), provided, Owner may disclose the contents of this Agreement to (i) its partners and limited partners, or shareholders and directors, if a corporate partner, and (ii) individuals or entities providing, or proposing to provide, financing to Owner.

            15.13 NON-SOLICITATION OF MANAGER'S EMPLOYEES. Owner agrees that it will not for a period of two (2) years from the date of expiration or earlier termination of this Agreement, directly or indirectly (i) solicit (other than general solicitations made to the public at large) the employment of any key employee, officer or senior or regional director or manager of the Manager or
(ii) hire any key employee, officer or senior and regional directors and managers employed by the Manager or any former key employee, officer or senior manager whose employment with the Manager has ceased within 180 days of such solicitation or hire. The term "key employee" includes regional and on-site hotel employees such as the regional vice presidents, regional directors of sales, district managers, hotel general managers and assistant general managers, hotel directors of sales, hotel food and beverage managers and assistant food and beverage managers, and executive housekeepers. Owner and Manager agree that Manager will suffer substantial damage as the result of the loss of trained, experienced, supervisory personnel and that Owner's agreement contained in this
Section 15.13 is a material consideration. Further, Owner and Manager acknowledge that Manager's damages as a result of Owner's breach of this provision are substantial but are difficult to ascertain. Therefore, Owner and

Manager agree to provide for liquidated damages in the sum of $100,000.00, representing Owner's and Manager's best estimate as to the damages arising from each separate breach of this Section by Owner, and not as a penalty or forfeiture. Owner and Manager agree that such liquidated damages are in lieu of any other remedy and that the solicitation and/or employment of each individual in violation of this Section 15.13 will constitute a separate breach and give rise to a separate damage award. Owner will cause its affiliates to comply with the provisions of this Section 15.13.

         15.14 REPRESENTATION BY COUNSEL. The parties acknowledge that they have had the opportunity to review the terms of this Agreement with counsel of their choice and to negotiate its terms and provisions. No principal of law construing this Agreement against the preparing party will be applied to this Agreement.

         15.15 TRIAL BY JURY. Due to the high cost and time involved in commercial litigation before a jury, the parties waive all right to a jury trial on all issues in any action or proceeding relating to this Agreement, the transaction contemplated by this Agreement, or any documents executed in connection with the contemplated transaction.

         IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed, all as of the day and year specified on Schedule I.

                                  OWNER:
                                  EAST RUTHERFORD GROUP, L.L.C.


                                  By:  /s/ Anthony Miceli
                                     -----------------------------------
                                       Anthony Miceli, Manager

                                  PRIME HOSPITALITY CORP.



                                  By:  /s/ Douglas Vicari
                                     -----------------------------------
                                        Douglas Vicari, Sr. V. P.

                                   SCHEDULE I
                               TERMS OF AGREEMENT


1.       DATE OF AGREEMENT:
         December 19, 2002

2.       DESCRIPTION OF HOTEL (PREAMBLE):
         Sheraton Plaza Drive
         Two Meadowlands Plaza
         East Rutherford, New Jersey 07073

3.       COMMENCEMENT DATE (SECTION 1.02):
         December 19, 2002

4.       EXPIRATION DATE (SECTION 1.02):
         December 18, 2007.

5.       DESIGN AND PURCHASING SERVICES (SECTION 2.01B):
         For design services previously authorized by Owner in writing, Manager will charge a fee of five (5%) percent of the invoice cost of the Major Construction. For purchasing services, Manager will charge five (5%) percent of the invoice cost of each capital item purchased.

6.       CAPITAL REPLACEMENT RESERVE ACCOUNT (SECTION 2.03):
        4% of Gross Revenue

7.       AGREEMENT LIMITATIONS (SECTION 3.04):
         Manager will not enter into any agreement for the acquisition of goods and services other than standard maintenance agreements, repair agreements and agreements for the purchase of operating supplies without the written consent of the Owner.

8.       MINIMUM BALANCE(SECTION 4.02):
         $225,000 plus an amount sufficient to cover one month's debt service.

9.       BASE MANAGEMENT FEE (SECTION 6.01):
         2% of Gross Revenue

10.      N/A

11.      ACCOUNTING SERVICES FEE (SECTION 6.02):
         $1,000 per month.

12.      TERMINATION FEE (SECTION 13.01):
         The Termination Fee will be a sum equal to (a) the monthly average of the Base Management Fee paid or payable for the twelve (12) full calendar months immediately preceding the date of termination times (b) the lesser of sixty (60) or such number of full or partial months left in the term of this Agreement. If less than twelve (12) full months have elapsed since the Commencement Date, the Base Management Fee will be determined by annualizing Gross Revenues . Gross Revenues will be annualized by multiplying the average monthly Gross Revenues for the period of management times twelve (12).

13.      FIRST MORTGAGE (SECTION 14.11):


14.      GROUND LEASE (SECTION 14.18):


15.      OWNER (SECTION 14.33):
         East Rutherford Group, L.L.C.
         c/o Prime Hospitality Corp.
         700 Route 46 East
         Fairfield, New Jersey 07004

16.      NOTICES (SECTION 15.10):

         Manager:                   Prime Hospitality Corp.
                                    700 Route 46 East
                                    Fairfield, New Jersey 07004
                                    (973) 882-1010
                                    Attention:  President

         With a copy to:            Prime Hospitality Corp.
                                    700 Route 46 East
                                    Fairfield, New Jersey 07004
                                    Attention:  Law Department

         Owner                      AFP Eighteen Corp.
                                    c/o United Capital Corp.
                                    United Capital Building
                                    Nine Park Place
                                    Great Neck, NY  11021

         With a copy to:            Samuel Ross, Esq.
                                    c/o Olshan Grundman
                                    505 Park Avenue
                                    New York, New York 10022

                                   SCHEDULE II
               MANAGEMENT SERVICES INCLUDED IN BASE MANAGEMENT FEE
                           AND ACCOUNTING SERVICES FEE

PROPERTY LEVEL

1.    Establish staffing requirements

2. Establish employment policies such as hiring policies, terms of employment, wage scales, and vacation and benefit packages

3.    Select key employees and department heads

4.    Provide property level training

5. Establish rates and charges for the goods and services to be sold by the Hotel

6.    Implement sales and marketing strategies

7.    Supervise property operations

8.    Negotiate and sign purchase orders and service agreements

HOME OFFICE

1.    Provide a regional director of operations to supervise property activities

2.    Provide a regional sales director

3.    Provide human resources management

4.    Provide management information systems

5. Make available Manager's legal staff to provide assistance in day-to-day property operations.

6.    Negotiate national vending contracts

7.    Purchase all Operating Supplies and Operating Equipment

8.    Pay all expenses incurred in the operation of the Hotel

9.    Maintain the Hotel in good order, repair, and condition

10. Prepare a schedule of suggested insurance coverages and administer the purchase of insurance, if requested by Owner.

11. Implement Manager's standard administrative, accounting, budgeting, marketing, and operational policies and practices

ACCOUNTING SERVICES

1.    Prepare sales and use tax returns

2.    Process accounts payable

3     Prepare monthly and yearly financial statements

4.    Provide cash management services

5.    Process payroll and related payroll items

                                  SCHEDULE III
                       SAMPLE STATEMENT OF PROFIT AND LOSS

Standard Prime Hospitality Corp. Profit and Loss Statement currently in use.